

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2013

Via E-mail
Pablo Di Si
Chief Financial Officer
FI CBM Holdings N.V.
Cranes Farm Road
Basildon, Essex SS14 3AD
United Kingdom

Re: FI CBM Holdings N.V.
Confidential Draft Registration Statement on Form F-4
Submitted January 18, 2013
CIK No. 0001567094

Dear Mr. Di Si:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Fee Table

1.   We note from your prospectus that following the merger, persons who hold DutchCo common shares for at least three years may elect to receive special voting shares. As such, since it appears you contemplate an ongoing offer of the special voting shares, please confirm that you intend to maintain an effective registration statement for such offering.

Questions and Answers, page iv

2.   In the forepart of your document, please provide a clear presentation of the ownership structure of DutchCo after the completion of the merger, including the number of shares

to be held by the current holders of Fiat Industrial shares and the number of shares to be held by the current holders of CNH shares.

What is the Merger, page iv

3. Please provide us with your analysis of the applicability of Rule 13e-3 to the transaction. In your response, please address the impact on your analysis of (1) the $10 dividend paid to the CNH shareholders, and (2) the offering of the special voting shares in connection with the transaction.

Will I have the right to elect to receive special voting shares, page v

4. Please expand the question and answer section to clarify the extent to which the purpose of the special voting shares is to encourage Fiat Industrial's controlling shareholder to approve the transaction, as indicated on page 57. In an appropriate section, please address in more detail the reasons for adopting the loyalty share program, addressing both (1) the "loyalty" portion of the plan and the reasons for encouraging long-term investment in the company, addressing any influence this structure might have on management, and (2) the multiple voting aspect of the plan.

5. It appears that if a portion of your minority investors either elect not to receive special voting shares in this transaction or later transfer their common shares, the voting power of Fiat Industrial's controlling shareholder in the combined company may increase significantly; in this regard, we note your disclosure in the first bullet point on page 61 and the provisions of Article 12 of the Articles of Association filed as exhibit 3. Please revise to clarify the extent to which a shareholder may control greater than 50% of your voting power. Also, revise the appropriate section or sections of your document to provide disclosure discussing the anti-takeover effects of the special voting shares.

6. We note your disclosure on page vi that in the Netherlands additional voting power is "granted through a separate security." Please explain to us in more detail the legal requirements and business considerations that led you to structure your additional voting power this way, citing the relevant authority. Also, we are aware of litigation relating to loyalty share programs in the Netherlands. Please tell us of any developments in the area and, if appropriate, provide disclosure of any associated risks.

How do I vote my Fiat Industrial ordinary shares, page xi

7. Please expand the disclosure in the forepart of your prospectus to clarify whether Fiat Industrial or CNH will mail materials to their shareholders that will enable them to exercise their voting rights, and provide us with any such materials. To the extent that voting materials will not be mailed to the shareholders of these companies, please revise to make this clear. Also, clarify whether you will mail the materials investors will need to submit in order to receive special voting shares, such as the initial election form; if you

will not mail such materials, prominently disclose the steps investors will need to take to receive the special voting shares, including how they may obtain the necessary forms. Please provide us with copies of the materials.

Cautionary Statements, page 4

8.   Given that this transaction is the initial public offering of the registrant, please revise your disclosure to remove the implication that the safe harbor for forward looking statements applies to statements in connection with this offering. Refer to Exchange Act Section 21E(b)(1)(D). Also, you may not disclaim responsibility for your disclosure. Please revise the second to last paragraph on page 4 accordingly.

Merger Consideration, page 7

9.   We note your disclosure that the CNH shareholders will receive 3.828 DutchCo common shares as consideration in the merger. However, we note that your disclosure describing the recommendation of the special committee and the board of directors, as well as the financial analyses and fairness opinions provided by your financial advisors, includes the $10.00 cash dividend together with the 3.828 DutchCo common shares in the merger consideration. Please revise throughout your document as necessary to present the merger consideration to be received by CNH shareholders consistently.

Conditions, page 7

10.   We see that a condition to the transaction was the delivery by Reconta Ernst & Young S.p.A. of a report with respect to the fairness of the Fiat Industrial exchange ratio. Please tell us how you considered the guidance in Regulation S-X Article 2-01 (b) and (c)(4)(iii) when obtaining and using an opinion with respect to the fairness of the Fiat Industrial exchange ratio from Reconta Ernst & Young S.p.A, the firm which is also your auditors. Discuss the factors you considered persuasive in concluding that this was appropriate.

11.   Please provide us with copies of the fairness reports discussed in the carryover paragraph starting at the bottom of page 7. Tell us how you have satisfied your disclosure obligations under Form F-4 Item 4(b) with respect to these reports, or revise.

Failure to timely complete the Merger, page 20

12.   Please tell us the extent of the agreements that may be triggered by the merger agreement that you reference on page 21, and describe more specifically the impact on your business and financial condition if you are unable to renegotiate the agreements. For instance, quantify the extent of the payments you will owe if you are unable to renegotiate the agreements.

Interests in the Transaction, page 37

13.   In an appropriate section or sections, please revise to quantify the material interests of CNH's and Fiat Industrial's affiliates on an aggregate and individual basis.

The Merger, page 42

14.   When you discuss the prior offers from Fiat Industrial in this section please clarify the extent of the offer, including the proposed exchange ratio. Please also revise to discuss in greater detail how each of the final exchange ratios were determined and which party or parties proposed the final ratios.

15.   You refer to reports or opinions of outside parties throughout this section, such as the August 3 financial advisors' analysis mentioned in the second paragraph on page 48 and the analysis referenced in the second paragraph on page 49. Please provide all disclosure required by Item 4(b) of Form F-4 for each of the reports or opinions.

16.   We note that management prepared CNH financial projections and forecasts that are related to the transaction. Please revise your registration statement to disclose these projections.

17.   We note the references on page 49 regarding the internal financial forecasts of Fiat Industrial provided to the Special Committee. Please revise your prospectus to disclose the financial projections of Fiat Industrial, or provide your analysis as to how you determined that these projections need not be disclosed.

Stable and Supportive Long-Term Shareholder Base, page 57

18.   With a view towards revised disclosure, please tell us any differences between the multiple voting mechanisms of the companies you have identified here and the structure of your special voting share program.

Opinion of J.P. Morgan to the Special Committee, page 61

19.   Please revise to disclose the fees paid by CNH to the financial advisors in the last two years.

20.   Please provide us with copies of the materials prepared by J.P. Morgan and Lazard in connection with their fairness opinions, including, among other things, any "board books," drafts of fairness opinions, and any summaries of presentations made to the board. Also, please provide us with the inadequacy opinion referenced on page 49 and the related materials.

21.   We note that the exhibit index on page II-1 does not appear to reflect that you intend to file any materials prepared by your financial advisers. Please file the materials referenced in Item 21(c) of Form F-4 as exhibits to your registration statement and revise your exhibit index accordingly, or advise.

Recommendations of the CNH Special Committee, page 58

22.   With a view toward disclosure, please tell us the extent of the demerger liabilities to which the minority shareholders could be exposed referenced in the sixth bullet point on page 60.

Tax Consequences, page 77

23.   Here and throughout your document, as appropriate, please provide unequivocal disclosure regarding the tax consequences, rather than merely what the tax consequences may be "generally." Also, if you are unable to provide unequivocal disclosure, you should disclose why, describing the degree of uncertainty and providing risk factor disclosure setting forth the risks to investors due to the uncertainty. For example, we note your disclosure in the penultimate paragraph on page 78 that "the IRS might assert that the CNH Dividend should be treated as additional consideration paid to the CNH shareholders in the CNH Merger." To the extent the tax consequences would change in that event, please provide disclosure of the alternative tax treatment.

Material U.K. Tax Consequences, page 95

24.   Here or elsewhere, include discussion of the controlled foreign company rules discussed in your risk factor on page 24. Also, include a substantive discussion of the exemptions referenced in the last paragraph of that risk.

Italian tax consequences of the Merger on DutchCo, page 101

25.   Please revise your disclosure here or in the risk on page 25 to make clear whether you will be submitting a request to the Italian tax authorities for a tax ruling on any tax losses.

Environmental and other regulatory matters, page 153

26.   Include discussion of the labor laws and government incentives discussed in your risks on pages 27 and 29.

Management's Discussion and Analysis, page 162

Results of Operations, beginning on page 165

27.   We see that you have incurred restructuring charges in each of the periods
        presented. Please expand the discussions of the restructuring efforts to quantify the
        savings you expect to derive from the actions and to identify when you expect those
        savings will be realized. As applicable, also disclose whether the expected results of the
        restructuring plans were achieved. Please refer to "4. Disclosures" under SAB Topic 5-P.

Contractual Obligations, page 198

28.   Tell us why it is appropriate to exclude asset-backed financing liabilities from the body of
        the table of contractual obligations. In that regard, we note that those liabilities are
        included in your consolidated balance sheet prepared according to IFRS.

29.   Please expand footnote (*) to explain why obligations for pensions, post-retirement
        benefits and uncertain tax positions have been excluded from the table of contractual
        obligations. Unless insignificant, please also quantify the amount related to uncertain tax
        positions excluded from the table.

Index to Financial Statements, page F-1

30.   Please update the financial statements when required by Item 8 of Form 20-F.

Consolidated Statement of Financial Position, page F-6

31.   Tell us why you believe it is appropriate in IFRS to present on the face of the balance
        sheet the alternative measures of total assets and of total equity and liabilities, both as
        adjusted to remove amounts related to asset-backed financing.

32.   Tell us why you do not present a line item for "total liabilities" on the face of the balance
        sheet.

Consolidated Statement of Cash Flow, page F-7

33.   Tell us why your indirect method presentation does not show the components of the
        changes in working capital. Refer to IAS 7.

34.   Further, we see that changes in financing receivables and certain financial payables
        presented as investing or financing activities are presented on a net basis. Tell us how
        you evaluated the requirements of IAS 7 in determining that "net" basis presentation is
        appropriate.

Significant Accounting Policies, page F-11

Revenue Recognition, page F-23

35.   We note that you recognize revenue on transactions with non-group dealers when vehicles are made available to those dealers and other criteria from your disclosure are met. Please further explain to us your revenue policies with respect to non-group dealers. In that regard, tell us how the risks and rewards of ownership have been transferred when goods have been "made available" to the purchaser other than through delivery. Tell us when title passes in these transactions.

36.   Tell us when you apply construction contract accounting and describe the significance of this activity.

37.   With respect to extended warranties and maintenance contracts, please disclose the method utilized in recognizing revenues over the lives of the arrangements.

Note (31) Segment reporting, page F-100

38.   We see that a significant amount of assets are attributed to "other operating segments." Please clarify the nature of these other operating segments and the related assets.

Item 21. Exhibits and Financial Statement Schedules, page II-1

Exhibits 23.1 through 23.4

39.   Please provide consents from your independent accountants with your first non-confidential amendment filed in EDGAR. Afterward, to the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide currently dated and signed consents from your independent accountants with subsequent amendments.

The Relationship Between CNH and Fiat Industrial, page 213

40.   Please revise this table to reflect the conversion of the shares held by Fiat Netherlands to "common shares B" as disclosed on page 113. Also, when you provide a table showing the share ownership in the combined company, please ensure you reflect the special voting shares to be issued as part of this transaction.

Special Voting Shares, page 215

41.   We note your disclosure that the special voting shares are not transferable and that they have "minimal economic entitlements." Please reconcile your disclosure regarding the transferability of the special voting shares with the provisions of Article 12 of your Articles of Association, which indicate that special voting shares may be transferred upon approval by the board of directors. Please also revise to clarify the nature of the economic entitlements and reconcile your disclosure with the provisions of Article 4, paragraph 7 and Article 12, paragraphs 4 and 5 of your Articles, which indicate there may be a cash value associated with the special voting shares and that the shares may be purchased. Finally, also clarify how Article 2:87 paragraph 2 of the Dutch Civil Code, referenced in Article 12, paragraph 5 of your Articles, operates to determine the price at which special voting shares may be purchased. Also, please revise throughout to disclose the terms and conditions reflected in exhibit A-2 to the merger agreement, including the covenants in section 7 and the "liquidated damages" provision in section 10.

Dutch Corporate Governance Code, page 223

42.   To the extent practicable, please consider expanding your discussion to include the list of Dutch Corporate Governance Code principles and best practice provisions.

Comparison of Rights, page 228

43.   Rather than merely reciting applicable law, please explain the effect of the differences between applicable laws and the differences between the articles of incorporation.

Enforcement of Civil Liabilities, page 251

44.   Include discussion of other material jurisdictions as necessary, for example, the United Kingdom.

Exhibits

45.   Please provide us with the missing attachments to the merger agreement. To the extent that you do not intend to file these attachments, please provide the list of omitted attachments required by Regulation S-K Item 601(b)(2).

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Julie Sherman at (202) 551-3640 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc: Scott Miller
        Sullivan & Cromwell LLP